

Mail Stop 6010

February 26, 2008

Mr. Thomas F. Mezger
Chief Financial Officer
Valence Technology, Inc.
12201 Technology Boulevard, Suite 150
Austin, TX 78727

> **RE:** **Valence Technology, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Form 10-Q for the quarterly period ended December 31, 2007**
> **File No. 0-20028**

Dear Mr. Mezger:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Thomas F. Mezger
Valence Technology, Inc.
February 26, 2008
Page 2

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Statements of Operations and Comprehensive Loss, page 41

1.   Please revise future filings to remove the stock-based compensation line item
        from the face of your statements of operations and, instead, reflect the amounts in
        the appropriate captions of the statements. As indicated in SAB Topic 14-F, you
        may present the related stock-based compensation expenses in a parenthetical
        note to the appropriate income statement line items. That guidance also indicates
        that you may present the information in the notes to the financial statements or
        within MD&A.

Note 3 – Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 46

2.   We note your disclosure that you recognize customer rebates and other pricing
        adjustments as incurred. Please tell us and revise future filings to clarify how
        your accounting policy is consistent with SAB Topic 13 and paragraphs 22-23 of
        EITF 01-9.

3.   We note that certain product shipments, primarily shipments to resellers where a
        right of return exists, are not recognized as revenue during the period shipped but
        instead deferred and reflected as a liability on your balance sheet. Please tell us
        and revise future filings to clarify where you record the associated inventory costs
        and the basis for your classification.

Form 10-Q for the quarterly period ended December 31, 2007

Condensed Consolidated Balance Sheets, page 1

4.   We note your disclosure on page 20 which states that $388,000 of dividends have
        accrued with respect to your redeemable convertible preferred stock. We further
        note from Exhibit 4.3 of this Form 10-Q that while the dividends are no longer
        required to be paid on a quarterly basis, the dividends will continue to accrue and
        will be due and payable upon mutual agreement by the parties or upon redemption
        or conversion. However, we do not see where you have reflected the accrued
        dividends in your financial statements. Please tell us how your accounting for the
        redeemable preferred stock dividends complies with Question 1 of SAB Topic
        3C.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Gross Margin, page 17

5.   We note that you reduced cost of sales by $414,000 after revising certain estimates regarding inventory reserves. Please explain to us how this adjustment is consistent with the guidance set forth in SAB Topic 5-BB and footnote 2 of ARB 43, which state that a write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Item 4. Controls and Procedures, page 22

6.   We note your disclosure, "Based upon this evaluation the Company concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports with the Commission." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may remove the language that is currently included after the word "effective", since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief